Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST TAKES CONTROL OF GRAND PETROLEUM AND EXTENDS OFFER TO PURCHASE TO AUGUST 9, 2007

Calgary, July 27, 2007 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") and Grand Petroleum Inc. ("Grand") today announce that 21,310,419 common shares of Grand, representing approximately 74.6% of the issued and outstanding shares, have been tendered pursuant to the previously announced offer ("the Offer") by Harvest Grand Inc. (a wholly owned subsidiary of Harvest) to acquire all of the common shares of Grand at a price of $3.84 per share. The Offer was originally scheduled to expire at 5:00 p.m. (Calgary time) on July 26, 2007. Harvest has instructed the depository under the Offer to take up and pay for all validly deposited shares of Grand as of the initial expiry time of the Offer.

Harvest Grand Inc. has extended the Offer to 5:00 p.m. (Calgary time) on August 9, 2007, to allow additional time for the Grand Shareholders who have not deposited their shares of Grand to tender their shares to the Offer. Subsequent thereto, Harvest Grand Inc. intends to acquire all of the remaining Grand shares not deposited under the Offer either by the compulsory acquisition provisions of the Business Corporations Act (Alberta) or pursuant to a subsequent acquisition transaction. A notice of this extension will be mailed to the remaining Grand Shareholders on July 27, 2007.

Pursuant to the Pre-Acquisition Agreement, the Grand directors and officers resigned concurrently with Harvest Grand Inc. acquiring the Grand shares, and all unexercised options to acquire Grand shares have been terminated. Nominees of Harvest have filled the Grand director and officer vacancies.

Harvest is one of Canada's largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with current production from our oil and gas business weighted approximately 70% to crude oil and liquids and 30% to natural gas, and complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary President & CEO	Robert Fotheringham Chief Financial Officer
Cindy Gray Manager, Investor Relations

Corporate Head Office:

Harvest Energy Trust
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca